The Pennsylvania Avenue Funds
              Proxy Voting Policies and Procedures

Whereas the Pennsylvania Avenue Funds manage assets in a way to maximize benefits to shareholders;

Whereas the Pennsylvania Avenue Funds recognize that proxy voting is an essential element in the Fund's investment strategy, which seeks to profit from various types of reorganizations that are typically subject to shareholder approval;

Whereas Many different investment strategies will be implemented to profit from reorganization, some of which may require voting strategies not described in detail below;

Whereas these policies apply to the voting of U.S. as well as international proxies. It is recognized that companies domiciled in different jurisdictions may be subject to varying degrees of shareholder rights. Hence, in some cases the policies address issues that arise primarily or solely in other countries, as well as issues that arise in the United States.

Resolved

The President of the Fund is responsible for voting proxies and may delegate this responsibility to the Fund's investment adviser, provided that the adviser votes proxies in accordance with this policy. The Fund will vote its proxies in accordance with the following proxy voting guidelines. However, in deciding how to apply the guidelines, the Fund will give consideration to the circumstances of each vote as well as to the general principles contained in these policies. If it is not clear how to interpret or apply the policy for a particular vote, decisions on how to proceed should be based on what will best serve the interests of shareholders. This may include deviating from these policies, if doing so would best serve shareholders' interests. Those responsible for voting may need to seek out information from a variety of sources and consult with trustees to determine what is in the best interests of shareholders. In some exceptional situations, the Adviser may determine that it is in the best interest of the Fund not to follow these policies. In this case, the Adviser will notify the Fund immediately of its recommendation.

Capitalization
- The Fund will support an increase in the number of shares in order to facilitate stock splits.
- In all cases, approval of share issuance related to a proposed merger transaction will be voted on in accordance with the vote on the merger transaction.
- The Fund will support proposals to require companies to seek shareholder approval before making any targeted or private share placements that involve more than 5% of the existing shares. The Fund will not oppose private or targeted share placements if they are negotiated at arms length and are based on the fair market value of the stock.

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- The Fund recognizes that directors need the flexibility to issue stock to address a company's financial needs and conditions. However, it does not support giving directors unlimited discretion to increase the amount of stock issued without the consent of shareholders. The Fund will vote against the authorization of blank check preferred stock, where board of directors has broad discretion to determine the voting, dividend, conversion and other rights of these shares.
- The Fund will support declarations of dividends on stocks in which it holds a long position, and oppose dividends on stocks in which it holds a short position. It will assess share buybacks on a case-by-case basis for their effect on shareholders' interests, especially if there is no accompanying increase in the regular dividend.
Reorganizations
- In case of an uncontested merger or tender offer, the Fund's holdings are to be voted in favor of the reorganization if the Fund's position would benefit from a closing, and against if the Fund's position would benefit from the transaction not closing.
- In case of a contested merger or tender offer, the Fund's holdings are to be voted in favor of the reorganization that maximizes return o shareholders.
- Liquidation and bankruptcy: The Fund will vote on plans of liquidation and reorganization on a case-by-case basis.
- Takeover defenses: the Fund will vote against anti-takeover measures, notably poison pills, staggered boards and other, similar shareholder rights plans, vote against the extension of a shareholder rights plan. If shareholder rights plans are adopted without shareholder approval, the Fund will withhold votes for the directors who adopted it. The Fund will oppose crown jewel defenses unless the company can show clearly that shareholders' interests will be protected.
- Lock-up agreements: The Fund will vote against proposals to allow management to enter into lock-up agreements without entertaining competing bids for the company, or if the agreement triggers a poison pill. The Fund will vote against directors who have entered into lock-up agreements.
- Going-private transactions: The Fund will oppose leveraged buyouts and "going private" transactions unless competing buyers have had an opportunity to bid on the company, and the transaction gives shareholders the best value available. The Fund will vote against directors who have supported leveraged buyouts that were not conducted in a way to maximize shareholder value.
- Opting out of takeover laws: The Fund will vote for proposals to opt out of takeover protection laws in jurisdictions where such opt-out laws have been adopted.
- Greenmail: The Fund will oppose the payment of greenmail, and will support anti-greenmail proposals unless they are bundled with other proposals that are not in shareholders' best interests. If no vote is offered on the greenmail payment, the Fund will vote against the directors who approved it.


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Management and Board of Directors
- Controls and oversight: The Fund will vote for all measures that strengthen the Board's oversight, and all measures to improve internal controls.
- Term limits: In general the Fund does not favor term limits, because they impose an arbitrary limit on directors' tenure regardless of a director's performance, and because they tend to foster a short-term view of corporate affairs. Where one or more directors have become so entrenched in the status quo that they are ineffective, there are other means of removing them - such as voting them off the board - that preserve the board's flexibility and continuity. However, there may be instances in which term limits are in the best interests of shareholders, and the Fund will support them in those cases. The Fund will assess votes on term limits on a case-by-case basis. It will support term limits for directors only when directors have become ineffective, there is no other means of removing them, and term limits are in the interests of shareholders.
- Golden Parachutes: the Funds will vote against executive severance plans that exceed amounts deductible under IRS regulations and provisions accelerating the vesting of options upon change of control of the company. The Fund will vote against proposals that limit the ability of shareholders to vote on golden parachutes.
- Staggered Boards: The Fund will vote against the staggered election of the Board of Directors. However, if staggered terms for directors have been approved by a majority of shareholders, it will not vote against individual directors simply because their terms are staggered.
- Director Independence: The Fund will cast its votes to appoint a number of independent directors such that at least a majority of the board is independent. If a majority of directors is not independent, the Fund will consider nominating a slate of independent directors. It is often difficult for shareholders to determine whether or not a director is independent. For this reason, the Fund believes companies should disclose annually whether or not directors are independent, and which criteria were used in determining independence. The Fund will support proposals to require annual disclosure of whether or not directors meet criteria for independence.
- Appointment of auditors: although regular rotation of auditors is in the interest of shareholders, the costs may at times be prohibitive. For companies whose last quarterly GAAP earnings were positive, the Fund's holdings are to be voted in favor of a change in auditor if the current auditor has been auditing the company's books for more than seven years.
- Auditor independence: The Fund will support proposals to ensure that the outside auditor has no relationship with the company other than performance of the annual audit, except in those cases where a company's location, the nature of its business, or some other factor severely limits the number of accounting firms it can work with. At a minimum, companies should disclose all of their relationships with their auditors, and all fees paid to auditors for auditing and for consulting or other non-audit services. The Fund will vote against auditors if more than half of the fees paid to them in the previous year were for

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  services other than the annual audit, except in those
  circumstances mentioned above. It will also support proposals to require disclosure of the relationships between a company and its auditor, and of the fees paid for the audit and for other services.
- Employee Stock Option Plans: the Fund will vote against ESOPs created to obstruct takeovers. The Fund will vote for all other ESOPs, including ESOPs created for the purposes of taking control of a company.
- Management elections (uncontested): The Fund will generally vote for the nominees supported by management but may vote against individual or all nominees if the majority of the board would not be independent if the nominees were elected, or if the Fund has concerns about the qualification or independence of certain nominees. If shareholder rights plans are adopted without shareholder approval, the Fund will withhold votes for the directors who adopted it (see above).
- Management elections (contested): When there is a contested election for directors, the opposing candidates usually want to make a significant change in corporate policy. The Fund will sometimes invest in a company because it anticipates that a new board of directors can improve shareholder value, and will in these cases vote in favor of the new board. In other situations, in deciding how to vote in contested elections, the Fund will assess how the change in corporate policy advocated by the opposing candidates will affect the interests of shareholders. Alternative slates of directors will be given special consideration when the corporation's performance has been inferior to its peers, there are reasonable doubts that the current board can improve the situation, and the opposing director nominees have the qualifications and a business plan to improve the situation, and the opposing director nominees have the qualifications and a business plan to improve the corporation's performance.
- Frequency of elections: The Fund will support proposals to institute annual election of directors at corporations where they do not take place.
- Director indemnification: The Fund will support proposals to indemnify directors 1) when the company makes a persuasive argument that it is necessary to attract and retain directors, 2) for actions undertaken in good faith and with a well-founded belief that the actions are lawful, and 3) when litigation is unwarranted. The Fund will oppose proposals to indemnify directors when doing so would insulate directors from the consequences of actions they have already taken.
- Director compensation and share ownership: The Fund will support proposals that require directors' compensation packages to be fully disclosed and explained in the annual proxy circular, and to be subject to shareholder approval. It will vote against compensation that is greater than the corporation's performance warrants. The Fund prefers that directors not be granted stock options because stock options tend to align the directors' interests with management rather than shareholders, and accounting treatments of stock option plans create the illusion

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that the options have no cost to the company. However, we realize that there may be some cases, such as small, start-up companies that need to recruit well-qualified directors, where providing stock options to directors is in the best interests of shareholders. At a minimum, directors should not be included in the same stock option plan or compensation plan provided to management or employees of the company. The Fund will vote against such plans. In all cases, director compensation must be structured in a way that will preserve the independence of the board of directors and promote the long-term interests of all shareholders. The Fund will oppose granting stock options to directors, except in those cases where doing so is in the best interests of shareholders, as described above. The Fund will oppose any stock option plan that includes directors in the same plan provided to management or employees of the company. Approval of directors' stock options will also be subject to the same limitations concerning dilution, repricing, etc. as stock option plans for management.
- Retirement benefits for directors: The Fund believes that in general, retirement benefits are not appropriate for directors, because they increase directors' financial reliance on the corporation and may compromise directors' independence. If directors are also employed by the corporation, they may receive pensions for their employment, but not for their service as directors. The Fund will oppose proposals to provide retirement benefits for directors, except in those cases, such as professional non-executive directors, where a pension would not compromise a director's independence, such as with professional non-executive directors in the United Kingdom.
- Independent audit committee: All of the members of the audit committee should be independent directors. As with the Nominating Committee, the authority of this committee should be clearly laid out, and should include the retention and remuneration of an outside auditor. The Fund will support proposals to create audit committees in which all of the members are independent. The Fund will vote against individual directors who are not independent of management and sit on the audit committee.
- Executive compensation: The Fund will vote for all measures to disclose all aspects of executive compensation to shareholders, including fringe benefits. The Fund will support directors who resist pressure to offer higher than average compensation to executives unless there is a good reason to do so, such as that the company needs a major turn-around, or an executive does an exceptionally good job. The Fund will support proposals that would base executive compensation plans on performance, provided that these plans rely on fair, objective measures and goals that are within the control or influence of the managers in question. The Fund will support proposals to require boards to submit a formula for designing and administering stock option plans to shareholders for approval. The Fund will oppose "evergreen" plans, which have no expiry date, and discounted options that offer the stock at a price below its market price. The Fund will oppose stock option plans in which the total dilution is more than 10%. The Fund will oppose plans with a burn rate (number of options granted in a year relative to total outstanding shares)

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of 2% or more. Plans that grant options above 1% will be given special scrutiny, especially if their dilution is also above 5%. The Fund will oppose repricing of stock options, or the reissue of "underwater" options. It will also oppose stock option plans that leave open the possibility of repricing or reissuing options. The Fund will oppose all other accelerated vesting and plans that are 100% vested when granted. The Fund will support "performance-vesting'. The Fund will oppose reloading options (granting of additional stock options to replace the options that have already been exercised). The Fund will oppose omnibus stock option plans, which bundle several kinds of awards into one plan without allowing shareholders to vote on each component of the plan separately. The Fund opposes the practice of making loans to employees to allow them to purchase stock. The Fund will support proposals to require companies to disclose and fully explain its executive compensation plans to shareholders. The Fund will support proposals to include the value of stock options in statements of earnings.
- Separation of chair of the board and executive management positions: The Chair of the Board of Directors must be independent of management in order to guide the board in its responsibility for overseeing management's performance. No one can fulfill the responsibilities of Chair and those of a senior management position, such as Chief Executive Officer or Chief Financial Officer, without a conflict of interest. The Fund will vote against individual senior executives if they are also Chair of the Board or if, upon becoming director, they would become Chair of the Board. It will support proposals to prevent senior executives, such as CEOs and CFOs, from becoming Chair of the Board of their corporations.
- Executive severance: The Fund will support proposals to require severance packages for executives and directors to be approved by shareholders.

Shareholder rights
- Shareholder action: The Fund will vote for measures to permit shareholder action by written consent. The Fund will oppose proposals to limit or deny shareholders' rights to call special meetings.
- Multiple Classes: The Fund opposes the creation of different classes of stock if these classes do not have equal voting rights. In cases where a multiple class structure is already established, the Fund will support proposals for a mandatory review of the stock structure and reapproval by shareholders every five years.
- Linked proposals: The Fund will not support linked proposals. It will vote against them unless both of the issues in the proposal benefit shareholders in the long term. It will support proposals to prohibit the use of linked proposals.

Amendments to articles of incorporation or articles of
  association
- In general, all major changes in a corporation should be submitted to a vote of shareholders.
- Domiciliation: The Fund will vote against a change of domicile

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  if the new domicile has less shareholder rights than the current domicile. In particular, it will oppose reincorporation as a takeover defense or to limit director liability.
- Management may find it more efficient to combine all of the amendments into one proposal to be voted on the proxy form. This makes it impossible for shareholders to approve some amendments but vote against others that may be not in their interests. The Fund encourages companies to give shareholders the opportunity to vote separately on all amendments.
- The Fund will assess proposals to amend Articles of Incorporation or Articles of Association on a case-by-case basis, with primary consideration given to how they affect shareholders' interests.

In witness whereof, the parties hereto have caused this Agreement to be signed as of the 6th day of June 2003.


         Pennsylvania Avenue Funds By
                             /s/THOMAS KIRCHNER
                             _____________________________
                             Thomas Kirchner, President

         Pennsylvania Avenue Funds By
                             /s/GARY TERNULLO
                             _____________________________
                             Gary Ternullo, Trustee

         Pennsylvania Avenue Funds By
                             /s/GALE WITOONCHATREE
                             _____________________________
                             Gale Witoonchatree, Trustee